Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Jesse Lynn, Assistant General Counsel

Direct Dial: (212) 702-4331

Email: jlynn@sfire.com

April 24, 2012

CONFIDENTIAL TREATMENT REQUESTED

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny, Special Counsel

> **RE:** **CVR Energy, Inc.**
> **Amended Schedule TO-T filed April 3, 2012 by IEP Energy LLC et. al.**
> **File No. 005-83522**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Icahn Partners LP et. al.**
> **Filed on March 14 and 28, 2012**
> **File No. 001-33492**

Dear Mr. Duchovny:

Set forth below, on behalf of IEP Energy LLC, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 5, 2012.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

Offer to Purchase

General

1. In response to this comment, the Icahn Entities have disseminated a supplement to the Offer to Purchase, in a manner consistent with the provisions of Rule 14d-4(d)(1), by filing the supplement as an exhibit to their Schedule TO and by mailing the supplement to shareholders.

Soliciting Materials filed March 14, 2012

2. The requested numerical analysis is as follows: **[REDACTED – Confidential material has been filed separately with the Commission]**.

Soliciting Materials filed March 28, 2012

3. We respectfully submit that (i) a reasonable factual basis exists for the statement of our belief that a tightening of the spread between the price of WTI and Brent crude oil is likely to occur and (ii) support for this belief is self-evident, based on the plethora of media reporting on nationally recognized investment banks that have expressed the same view. Copies of some representative examples of such reports are filed herewith as Exhibits 3A, 3B and 3C.

4. A copy of this report is filed herewith as Exhibit 4.

If you have any questions regarding, please contact the undersigned at (212) 702-4331 or Keith Schaitkin, General Counsel, at (212) 702-4380.

Very truly yours,

/s/ Jesse Lynn
Jesse Lynn

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